                                                                   EXHIBIT 99.12

[TRIZEC CANADA LOGO]

                                                     BCE Place, 181 Bay Street
                                                     Suite 3820, Box 800
                                                     Toronto, Ontario, Canada
                                                     M5J 2T3

                                                     Tel: 416 682 8600
                                                     Fax: 416 364 5491

April 30, 2004

Dear Shareholder:

On behalf of the Board of Directors, I would like to invite you to Trizec Canada Inc.'s Annual and Special Meeting of Shareholders. The Meeting will be held at 10:00 a.m. on Tuesday, June 1, 2004 in the Patty Watt Room at the Design Exchange, 234 Bay Street, Toronto, Ontario.

We have enclosed the Notice of the Meeting, the Management Information Circular, the form of proxy and Trizec Canada's 2003 Annual Report. The Management Information Circular describes the resolutions that will be voted on at the meeting.

We would appreciate your returning the signed Proxy to ensure that your vote is recorded. We hope that we will have the opportunity to welcome you to this year's annual meeting.

Sincerely,
/s/ Peter Munk
Peter Munk
Chairman

                              [TRIZEC CANADA LOGO]

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

      NOTICE is hereby given that the Annual and Special Meeting of the shareholders of Trizec Canada Inc. will be held in the Patty Watt Room at the Design Exchange, 234 Bay Street, Toronto, Ontario on Tuesday, the 1st day of June, 2004 commencing at the hour of 10:00 a.m. for the following purposes:

      1. To receive the report of the directors, including the consolidated financial statements of the Corporation for the year ended December 31, 2003 and the auditors' report thereon;

      2. To confirm authority of the Board of Directors to fix the number of directors;

      3.    To elect directors;

      4. To appoint auditors and authorize the directors to fix their remuneration;

      5.    To confirm By-law No. 1 of the Corporation; and

      6. To transact such other business as may properly be brought before the Meeting and any postponement or adjournment or adjournments thereof.

      Only shareholders of record at the close of business on April 23, 2004, the Record Date for the Meeting, are entitled to notice of, and to vote at, the Meeting and any postponement or adjournment thereof except to the extent that a person has transferred any shares of the Corporation subsequent to the Record Date and the new holder of such shares establishes proper ownership and requests, not less than ten days before the date of the Meeting, to be included in the list of shareholders eligible to vote at the Meeting.

DATED at Toronto, Ontario, this 30th day of April, 2004.

By Order of the Board of Directors,

/s/ B. Wickham
ROBERT B. WICKHAM
Corporate Secretary

Proxies will be counted and tabulated by CIBC Mellon Trust Company, the Corporation's registrar and transfer agent, in such a manner as to protect the confidentiality of how a particular shareholder votes except where they contain comments clearly intended for management, in the case of a proxy contest or where it is necessary to permit management or the Board of Directors to discharge their legal obligations to the Corporation or its shareholders.

   181 Bay Street - BCE Place - Suite 3820 - Toronto, Ontario, Canada M5J 2T3
                telephone: 416 682 8600 - facsimile: 416 364 5491
                         - website: www.trizeccanada.com

                              [TRIZEC CANADA LOGO]

                         MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

      THIS MANAGEMENT INFORMATION CIRCULAR (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF TRIZEC CANADA INC. (THE "CORPORATION" OR "TRIZEC CANADA") FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS (OR ANY ADJOURNMENTS THEREOF) OF THE CORPORATION (THE "MEETING") TO BE HELD AT 10:00 A.M. ON JUNE 1, 2004 IN THE PATTY WATT ROOM, AT THE DESIGN EXCHANGE, 234 BAY STREET, TORONTO, ONTARIO FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING. The solicitation will be primarily by mail, but proxies may also be solicited personally by regular employees of the Corporation, for which no additional compensation will be paid. The cost of preparing, assembling and mailing this Circular, the Notice of Meeting, the form of proxy and any other material relating to the Meeting has been or will be borne by the Corporation. The Corporation will reimburse brokers and other entities for costs incurred by them in mailing soliciting materials to the beneficial owners of shares. It is anticipated that copies of this Circular and the form of proxy will be distributed to shareholders on or about April 30, 2004. Unless otherwise indicated, the information in this Circular is given as at March 19, 2004.

      To be effective, proxies must be received either by mail or delivery addressed to CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9 or by facsimile to CIBC Mellon Trust Company at
(416) 368-2502, in each case prior to 5:00 p.m. (Toronto time) on May 27, 2004 or be presented at the Meeting prior to being voted at the Meeting, or any postponement or adjournment thereof.

APPOINTMENT OF PROXYHOLDER

      A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT THE SHAREHOLDER AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ACCOMPANYING FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY INSERTING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY.

REVOCATION OF PROXY

      In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke the proxy by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing at the executive offices of the Corporation at BCE Place, 181 Bay Street, Suite 3820, Box 800, Toronto, Ontario, Canada, M5J 2T3 addressed to the attention of the Corporate Secretary, at any time up to and including the last business day preceding the day of the Meeting, or any postponement or adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting or any postponement or adjournment thereof, prior to being voted at the Meeting, or any postponement or adjournment thereof.

Trizec Canada Inc.

EXERCISE OF VOTE BY PROXY

      Shares represented by properly executed proxies will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, shares represented by properly executed proxies will be voted accordingly. IF NO CHOICE IS SPECIFIED WITH RESPECT TO ANY SUCH MATTER, THE PERSONS DESIGNATED IN THE ACCOMPANYING FORM OF PROXY WILL VOTE IN FAVOUR OF ITEMS NOS. 2, 3, 4 AND 5 AS SET OUT IN THE NOTICE OF MEETING. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting. At the date of this Circular, the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting, other than the matters referred to in the Notice of Meeting.

DESCRIPTION OF MULTIPLE VOTING SHARES AND SUBORDINATE VOTING SHARES

      As at March 31, 2004, 52,400,097 Subordinate Voting Shares and 7,522,283 Multiple Voting Shares were issued and outstanding. The articles of the Corporation, as amended (the "Articles"), provide that the Multiple Voting Shares of the Corporation carry 50 votes per share and that the Subordinate Voting Shares of the Corporation carry one vote per share. Peter Munk, the Chairman and Chief Executive Officer and a director of the Corporation, beneficially owns or exercises control or direction over all of the outstanding Multiple Voting Shares and 1,972,435 Subordinate Voting Shares of the Corporation, representing approximately 88.23% of the votes attached to all outstanding voting shares of the Corporation. Pursuant to the Trust Agreement described below, Mr. Munk has agreed not to vote more than that number of Multiple Voting Shares carrying votes, in the aggregate, which represent a simple majority of all votes entitled to be cast on the matter by all holders of voting securities of Trizec Canada in the aggregate.

      The rights attaching to the Multiple Voting Shares are subject to the limitations contained in the Articles. These include a provision that Multiple Voting Shares will convert automatically into Subordinate Voting Shares if, during the time when Mr. Munk is a director of the Corporation, they are transferred, except in the case of (i) a transfer to a member of Mr. Munk's immediate family or a corporation owned by them, provided that the transferee is a Canadian (as that term is defined in the Investment Canada Act) and Mr. Munk or his immediate family beneficially own a majority of the Multiple Voting Shares, or (ii) a transfer to a purchaser who has offered to purchase each of the outstanding Subordinate Voting Shares for consideration identical to that offered for each of the Multiple Voting Shares and who thereafter would own a majority of the Multiple Voting Shares. Furthermore, upon Mr. Munk ceasing to be a director of the Corporation, the Multiple Voting Shares, including any that may have been transferred to a Canadian member of Mr. Munk's immediate family, will convert automatically into Subordinate Voting Shares unless the Multiple Voting Shares are then held by a person who, at the time of acquiring the Multiple Voting Shares, made an offer to purchase each of the outstanding Subordinate Voting Shares for consideration identical to that offered for each of the Multiple Voting Shares. The Multiple Voting Shares are convertible into Subordinate Voting Shares, in the foregoing circumstances and at the option of the holder, on the basis of one Subordinate Voting Share for each Multiple Voting Share converted.

TRUST AGREEMENT

Under a trust agreement (the "Trust Agreement") dated April 23, 2002 between P.M. Capital Inc. ("PM Capital"), a corporation wholly-owned by Mr. Munk which holds all of the issued Multiple Voting Shares, Mr. Munk, the Corporation and CIBC Mellon Trust Company, as trustee, PM Capital has agreed not to vote more than that number of Multiple Voting Shares carrying votes, in the aggregate, that represent a simple majority of all votes entitled to be cast on the matter by all holders of voting securities of Trizec Canada in the aggregate.

Trizec Canada Inc.

      Pursuant to the Trust Agreement, PM Capital has agreed not to sell any Multiple Voting Shares under circumstances in which securities legislation would require the same offer or a follow-up offer to be made to holders of Subordinate Voting Shares if the sale by PM Capital was a sale of Subordinate Voting Shares, unless a concurrent offer, identical in all material respects, is made to each holder of Subordinate Voting Shares to purchase the same percentage of Subordinate Voting Shares as is being offered to be purchased from each holder of Multiple Voting Shares to whom the offer is being made.

QUORUM AND RECORD DATE

      The presence, in person or by proxy, of holders of at least 50% of the total number of issued voting shares is necessary for a quorum at the Meeting. The board of directors of the Corporation (the "Board of Directors") has fixed the close of business on April 23, 2004 as the record date (the "Record Date") for the purpose of determining shareholders entitled to receive notice of, and to vote at, the Meeting. The failure of any shareholder to receive notice of the Meeting does not deprive the shareholder of a vote at the Meeting. A person who has acquired Subordinate Voting Shares after the Record Date is entitled to vote those shares at the Meeting upon producing properly endorsed share certificates, or otherwise establishing share ownership, and requesting the inclusion of his, her or its name in the list of shareholders not less than ten days before the date of the Meeting.

PRINCIPAL HOLDERS OF VOTING SECURITIES

      The following table shows each person who, to the knowledge of the Corporation, its directors or officers, beneficially owns, directly or indirectly, or exercises control or direction over, in excess of 10% of any class of voting securities of the Corporation:

          NAME AND ADDRESS                                                       PERCENTAGE
        OF BENEFICIAL OWNER                CLASS OF SHARES           AMOUNT       OF CLASS
------------------------------------  -------------------------  --------------  ----------
Peter Munk                            Multiple Voting Shares      7,522,283 (1)    100.00%
c/o Trizec Canada Inc.                Subordinate Voting Shares   1,972,435          3.76%
BCE Place, 181 Bay Street
Suite 3820, Box 800
Toronto, ON M5J 2T3

Canada Pension Plan Investment Board  Subordinate Voting Shares  17,916,790 (2)     34.19%
1 Queen Street East
Suite 2700, P.O. Box 101
Toronto, ON M5C 2W5

Beutel, Goodman & Co. Ltd.            Subordinate Voting Shares   5,876,674 (3)     11.22%
20 Eglinton Avenue West, Suite 2000
Toronto, ON M4R 1K8

Notes:

(1)   See Note 7 under "Election of Directors".

(2) Based on information provided by Canada Pension Plan Investment Board as of March 19, 2004.

(3) Based on information provided by Beutel, Goodman & Co. Ltd. as of March 19, 2004.

Trizec Canada Inc.

                      DETERMINATION OF NUMBER OF DIRECTORS

      The Articles of the Corporation provide that the Board of Directors shall consist of not less than three and not more than ten directors. A shareholder resolution passed on March 11, 2002 authorized the Board of Directors to determine from time to time the number of directors to be elected at the annual meeting of shareholders, within the minimum and maximum permitted by the Articles, and the number of directors to be so elected has historically been set at six. On January 1, 2004 the Corporation effected a short form vertical amalgamation with a wholly-owned subsidiary. As a result of such amalgamation, the Corporation considers it desirable to confirm by resolution (the "Number of Directors Resolution") the authority of the Board to determine, from time to time, by resolution the number of directors of the Corporation and the number of directors to be elected at each annual meeting of shareholders, within the minimum and maximum provided for in the Articles. This Meeting has been called, in part, to consider and, if thought fit, to approve with or without variations as a special resolution the Number of Directors Resolution, the text of which is set out as Schedule B hereto.

      To be approved, this special resolution must be passed by at least two-thirds of the votes cast at the Meeting. The directors unanimously recommend that the shareholders vote "for" the Number of Directors Resolution. Unless instructed in the form of proxy to the contrary, proxies given pursuant to this solicitation by the management of the Corporation will be voted for the Number of Directors Resolution.

                              ELECTION OF DIRECTORS

      THE BOARD OF DIRECTORS CURRENTLY CONSISTS OF SIX DIRECTORS. THE DIRECTORS HAVE DETERMINED TO ASK THE SHAREHOLDERS TO ELECT SIX DIRECTORS AT THE MEETING.

      The persons listed in the following table are the nominees proposed by the Board of Directors for election to hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. Unless authority to do so is withheld, proxies given pursuant to this solicitation by the management of the Corporation will be voted for the election of such nominees as directors. Although the Board of Directors is not aware of any nominee who would be unable to serve if elected, if any nominee should for any reason be unable to serve as a director of the Corporation, the persons named in the enclosed form of proxy reserve the right to nominate and vote for another nominee in their discretion.

      The following table and the notes thereto indicate the name of each person nominated by management for election as a director, the period during which he has served as a director of the Corporation, all other major positions and offices with the Corporation or any of its significant affiliates currently held by him, his present principal occupation, and the approximate number of shares of the Corporation beneficially owned by him or over which he exercises control or direction as at March 19, 2004.

Trizec Canada Inc.

                                                                            NUMBER AND CLASS OF SHARES(1)
                                                                            -----------------------------
NAME, PRINCIPAL OCCUPATION AND MAJOR POSITIONS                MUNICIPALITY   SUBORDINATE    MULTIPLE       NUMBER OF SECURITIES OF
AND OFFICES WITH TRIZEC CANADA (AND TRIZECHAHN)               OF RESIDENCE  VOTING SHARES  VOTING SHARES  TRIZEC PROPERTIES, INC.(1)
------------------------------------------------------------  ------------  -------------  -------------  --------------------------
(AND YEAR PERSON BECAME A DIRECTOR)

NOMINEES FOR ELECTION

Howard L. Beck (1990-1996, 1997-2002, 2002-2003)(2)(3)(4)(6)    Toronto,        49,353              -                6,250(5)
Corporate Director                                              Ontario

C. William D. Birchall (1987-2002, 2002-2003)(2)(6)             Nassau,      1,483,100              -               25,000(5)
Corporate Director                                              Bahamas

Dr. Alan R. Hudson (2003)(3)(4)(6)                              Toronto,         3,500(7)           -                    -
President and CEO of Cancer Care Ontario                        Ontario
(manager of Ontario cancer care centres and programs)

Donald L. Lenz (2003)(3)(4)(6)                                  Toronto,         2,000              -                    -
Managing Director of Newport Partners Inc.                      Ontario
(personal and corporate wealth managers)

Peter Munk (1987-2002, 2002-2003)(2)                            Toronto,     1,972,435(8)   7,522,283(8)           350,000(5)
Chairman, President and Chief Executive Officer                 Ontario
Chairman of Trizec Properties, Inc.
Chairman of Barrick Gold Corporation (gold mining company)

Robert B. Wickham (2003)(6)                                     Oakville,        2,000              -                    -
Senior Vice President, Chief Financial Officer and              Ontario
Corporate Secretary
(President of TrizecHahn, 2002-current)

Notes:

      (1) The information as to shares beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

      (2) The period ending 2002 reflects membership on the board of directors of the Corporation's wholly-owned subsidiary Trizec Hahn Corporation ("TrizecHahn").

      (3)   Member of Audit Committee.

      (4)   Member of Compensation, Corporate Governance and Nominating
            Committee.

      (5) Represent Trizec Properties, Inc. ("Trizec Properties") warrants, as more fully described at page 10.

      (6) Except as follows, the nominees have been engaged in their principal occupations set out above or in other capacities with their present employer for the past five years:

            - Mr. Beck was Chairman of Wescam Inc., a designer and manufacturer of image systems, until November 2002.

            -     Mr. Birchall was Vice Chairman of TrizecHahn until May 2002.

            - Dr. Hudson was President and Chief Executive Officer of Toronto's University Health Network, a Canadian academic hospital network, until June 2000; from June 2000 to April 2002, Dr. Hudson chaired the Cancer Service Implementation Committee, an advisor to the Ontario Minister of Health on the Ontario cancer care program.

            - Mr. Lenz was Vice President and Director of the Corporate and Investment Banking Division of RBC Dominion Securities Inc., an investment dealer, until August 1999. From September 1999 to October 2001, Mr. Lenz was self-employed.

            - Mr. Wickham was Senior Vice President and Treasurer of TrizecHahn until February 2000 and Senior Vice President, Finance until May 31, 2001. For a brief period from June 2001 through April 2002, he provided services to TrizecHahn as a consultant.

      (7) Dr. Hudson's holdings include 3,500 Subordinate Voting Shares owned by family members.

      (8) Mr. Munk's holdings include 1,972,435 Subordinate Voting Shares and 7,522,283 Multiple Voting Shares owned through PM Capital. Mr. Munk's Multiple Voting Shares are convertible into Subordinate Voting Shares, at his option, on the basis of one Subordinate Voting Share for each Multiple Voting Share converted. See "Description of Multiple Voting Shares and Subordinate Voting Shares" and "Trust Agreement".

Trizec Canada Inc.

                         REPORT ON CORPORATE GOVERNANCE

      The Corporation is primarily engaged in the U.S. real estate business through its indirect 40% interest in Trizec Properties. In addition, by virtue of the Corporation's ownership of all of the Trizec Properties special voting stock, the Corporation controls a majority of votes in elections of the Trizec Properties board of directors. Trizec Properties has adopted its own corporate governance practices. Its Board of Directors, Committees and management act independent of Trizec Canada.

      The Board of Directors and the Corporation have adopted corporate governance practices considered appropriate to the Corporation's business and operations and which are generally in line with the corporate governance guidelines for listed companies established by the Toronto Stock Exchange. A comparison of these corporate governance practices and the guidelines of the Toronto Stock Exchange are set out in Schedule A to this Circular.

MANDATE OF THE BOARD, ITS COMMITTEES AND MANAGEMENT

      The Board of Directors has responsibility for the stewardship of the Corporation. The Board monitors the financial performance of the Corporation and approves all significant strategic decisions with a view to enhancing shareholder value. The Corporation's management participates in determining the strategic direction of its operating companies by developing a budget and business plans for presentation to the Board. The Board receives reports on the operations and performance of its operating companies. The Board requires management to keep it apprised of all significant developments and risks affecting the Corporation and its businesses. The Board expects management to provide it with reports on the Corporation's compliance with various legal requirements and internal control procedures and with additional reports if extraordinary situations arise. The Board is satisfied that it is not constrained in its access to information, in its deliberations or in its ability to satisfy the mandate established by law to manage or supervise the business and affairs of the Corporation.

      There were eight meetings of the Board of Directors during 2003.

      The Board has established two ongoing committees: the Audit Committee; and the Compensation, Corporate Governance and Nominating Committee. The Corporation has no Executive Committee.

Audit Committee

      The functions of the Audit Committee are to recommend an independent accounting firm to conduct an annual audit of the financial statements of the Corporation and to review with such firm the plan, scope and results of such audit. It is responsible for reviewing and recommending to the Board for approval the Corporation's annual and quarterly consolidated financial statements, Management's Discussion and Analysis of the financial results and also reviews and monitors the Corporation's system of internal controls. The Committee meets with management and with the Corporation's external auditors independently of management.

      The Audit Committee is composed of three unrelated directors. There were four meetings of the Audit Committee during 2003.

Trizec Canada Inc.

Compensation, Corporate Governance and Nominating Committee

      The Compensation, Corporate Governance and Nominating Committee (the "Compensation Committee") is responsible for all policies and practices of the Corporation relating to compensation and corporate governance matters. The committee reviews the annual compensation of the senior executives. When candidates for appointment to the Board are considered, the committee reviews the current composition of the Board and gives due consideration to qualified candidates having the appropriate variety of skills, backgrounds, geographical locations and life experience that will enhance the Board's composition. New nominees to the Board are provided with the necessary information about the Corporation, its businesses and the factors that affect its performance so that such nominees may properly discharge their duties.

      The Committee may consider methods for assessing Board and committee effectiveness and the contribution of individual directors if it considers this appropriate. To the extent that any director believes it is appropriate to engage an outside advisor in connection with that person's role as a director, this Committee is authorized to engage special advisors at the Corporation's expense.

      The Compensation Committee is composed of three unrelated directors. There was one meeting of the Compensation Committee during 2003.

      The composition and mandates of the Audit Committee and the Compensation Committee ensure that the Board functions independently of management. Both Committees are composed entirely of directors unrelated to either the Corporation or the significant shareholder. The directors are satisfied the Board is able to function independently of management.

Special Committee

      On July 22, 2002 the Board appointed an independent Special Committee, consisting of Mr. Howard Beck and Mr. Gregory Wilkins, to review an offer from Ennaid Development Limited ("Ennaid") to purchase the Corporation's interest in the operating assets of TriGranit Group ("TriGranit"), a Hungarian based real estate company, and to make a recommendation to the Board with respect to that offer. The Special Committee retained RBC Capital Markets ("RBC") to provide a fairness opinion in connection with that transaction. The transaction was a related party transaction under applicable Canadian securities laws because a company controlled by Peter Munk, the Chairman, President and Chief Executive Officer of the Corporation, and in which William Birchall, a director of the Corporation, has an interest provided 50% of the permanent financing required by Ennaid to complete the acquisition. The transaction was completed in the first quarter of 2003 and generated total consideration to the Corporation of approximately E127 million. The Special Committee recommended to the Board that it approve the transaction and on February 14, 2003, upon the satisfaction of certain conditions to the sale, the Corporation publicly announced that an agreement had been reached to sell the Corporation's ownership interest in the TriGranit operating assets. As the Special Committee had completed its mandated task the committee was terminated by the Board of Directors at a meeting held on February 18, 2003.

External Communications and Disclosure Policy

      The Corporation places great emphasis on its communications with shareholders, other participants in the capital markets and the media. In keeping with the desire to provide clear and accessible information to its stakeholders and the need to do so in accordance with applicable laws, the Corporation has adopted a formal external communications and disclosure policy. Pursuant to the policy, the Corporation provides information in public forums, and makes certain designated management spokespersons available to stakeholders to hear their concerns. As well, the Corporation provides numerous other avenues, through its website and toll-free investor relations line for example, for stakeholders to obtain information and to provide the Corporation with feedback.

Trizec Canada Inc.

COMPOSITION OF THE BOARD OF DIRECTORS

      On the recommendation of the Compensation Committee, the Board of Directors has determined that it should be comprised of six directors. The Board is currently composed of six directors. The Board believes that the number of directors is appropriate because it provides the Corporation with the benefit of the judgment of individuals with broad experience relevant to the Corporation's activities. The Compensation Committee believes that the Board will continue to be able to operate effectively and efficiently.

      The Board has considered the relationship of each of the directors to the Corporation and has determined that three of the six nominees for election as directors are unrelated to the Corporation. Of the directors who are considered related, Mr. Wickham is a member of management, Mr. Birchall ceased to be a member of management on March 31, 2001, and Mr. Munk is a member of management and is also the significant shareholder. None of the other three directors has any interest or any business or other relationship which could bring that director, in the view of the Board, within the definition of "related director". The Board considers the significance of any consulting or professional fees paid to the director or his firm when making this determination. These fees are discussed more fully under "Compensation of Directors".

      Peter Munk controls a majority of the votes for the election of directors attached to the outstanding shares of the Corporation and as such is considered the Corporation's significant shareholder as defined by the Toronto Stock Exchange's Corporate Governance Guidelines. As the Corporation's significant shareholder, Chairman, President and Chief Executive Officer, Peter Munk plays an important role in determining the strategic direction of the Corporation. The Board has considered the relationship of each of the directors to Peter Munk, and has determined that none of the directors could be considered to be related to the significant shareholder. Accordingly, three of the Corporation's six nominees for election as directors are not related to the Corporation or its significant shareholder.

      Submitted by the Compensation Committee:

             H.L. Beck
             A.R. Hudson
             D.L. Lenz

Note:

      An "unrelated director" is defined in the Company Manual of the Toronto Stock Exchange as "a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding".

Trizec Canada Inc.

                        REPORT ON EXECUTIVE COMPENSATION

COMPOSITION AND MANDATE OF THE COMPENSATION COMMITTEE

      The Compensation Committee is responsible for determining and administering compensation plans and policies based on individual performance, the performance of business areas for which individuals have particular responsibility and the performance of the Corporation as a whole. The Compensation Committee reports its recommendations on compensation for executive officers to the Board of Directors.

CORPORATE PHILOSOPHY ON COMPENSATION

      Executive compensation is designed to align the interests of management with the interests of shareholders. Trizec Canada believes that qualified and talented people, properly incentivized and motivated, are key to the success of the Corporation.

SALARY, BONUSES AND OTHER INCENTIVES

      The Corporation's compensation program for executive officers is composed of salary, annual incentive bonuses, and to a limited extent, share-based compensation arrangements described below. Each officer's performance, related salary level and bonus amount has been reviewed by the President and Chief Executive Officer in conjunction with appropriate senior management. The resulting reviews have been presented to the Compensation Committee for consideration and approval.

      Base salaries of executive officers reflect the individual's contribution to the Corporation, including performance, responsibility and experience.

      Annual incentive bonuses for executive officers reflect the individual's performance and specific achievements accomplished during the year.

      Share-Based Compensation Arrangements

      As a result of the Plan of Arrangement completed in May 2002 (the "Arrangement"), two share-based compensation arrangements remained in place to facilitate obligations to transitioning and terminated employees. The Corporation does not currently intend to adopt any other share-based compensation arrangements in the future.

            Stock Option Plan

      Pursuant to the Arrangement, TrizecHahn stock options were cancelled and the holders thereof received, in consideration for each cancelled stock option, one of: (a) a Trizec Canada stock option exercisable to acquire one Trizec Canada Subordinate Voting Share; (b) a Trizec Properties stock option exercisable to acquire one share of Trizec Properties Common Stock; or (c) a Trizec Properties warrant (the "Warrant") exercisable to acquire one share of Trizec Properties Common Stock. Whether a holder of a TrizecHahn stock option received a Trizec Canada stock option, a Trizec Properties stock option or a Warrant was determined by the compensation committee of the TrizecHahn Board generally on the basis of whether they had been granted in respect of services provided by the grantee to Trizec Properties and its subsidiaries or otherwise.

Trizec Canada Inc.

      The Corporation's 2002 Stock Option Plan (the "Plan") was established in connection with the Arrangement. Pursuant to the Plan, options to purchase the Corporation's Subordinate Voting Shares were granted in exchange for certain of the then outstanding TrizecHahn stock options that were cancelled in connection with the Arrangement. The grants were made to directors, officers and employees of the Corporation and its subsidiaries as well as individuals who were former employees as of the effective date of the Arrangement. The Plan does not provide for option grants other than those made pursuant to the Arrangement. The Corporation does not currently intend to adopt any other stock option plan.

      To preserve economic equivalence to the TrizecHahn stock options, the exercise price of each Trizec Canada stock option was the same as the exercise price of the TrizecHahn stock option that it replaced. Each Trizec Canada stock option granted in the Arrangement, subject to earlier termination in accordance with the Plan, expires upon the expiration of the original term of the TrizecHahn stock option it replaced.

      Each Warrant entitles the registered holder to purchase shares of Trizec Properties Common Stock at any time prior to the expiration date of such Warrant. The expiration date of each Warrant issued in replacement of an outstanding TrizecHahn stock option is identical to the expiration date of the TrizecHahn stock option that the Warrant replaced, subject to earlier expiry dates in connection with termination agreements. In order to preserve economic equivalence to the TrizecHahn stock options, the exercise price of each such Warrant is the US$ equivalent (determined using the Cdn/US$ exchange rate prevailing on May 7, 2002) of the exercise price of the TrizecHahn stock option that such Warrant replaced. Any Warrant not exercised before its expiration date becomes void, and the rights of the holder cease. The Warrants do not entitle the holders thereof to any of the rights of holder of shares of Trizec Properties Common Stock, including the right to dividends and the right to vote at any meetings of Trizec Properties' stockholders or at any other time at which the vote or consent of any Trizec Properties stockholder is sought.

            Stock-Linked Bonus Plan

      The Corporation adopted the stock-linked bonus plan created by TrizecHahn on November 9, 2000 providing for annual bonuses based upon a notional number of TrizecHahn's shares specified on the commencement of the plan. The final amounts owing to five current and former employees of the Company were paid in 2003 and the plan was subsequently terminated.

CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

      The Chairman, President and Chief Executive Officer's compensation is reviewed annually by the Compensation Committee. No adjustment to Peter Munk's compensation has been made or bonus determined since the Arrangement.

Submitted by the Compensation Committee:

            H.L. Beck
            A.R. Hudson
            D.L. Lenz

Trizec Canada Inc.

                                PERFORMANCE GRAPH

      The following chart compares the total cumulative shareholder return for $100 invested in subordinate voting shares of TrizecHahn on December 31, 1998 with the total cumulative return of the S&P/TSX Composite Index (formerly the TSE 300 Composite Index) for the five most recently completed financial years assuming such subordinate voting shares were exchanged for the Corporation's Subordinate Voting Shares in the Arrangement (assuming reinvestment of dividends). All amounts are in Canadian dollars.

      The total cumulative shareholder return for $100 invested in subordinate voting shares of TrizecHahn, where such shares were exchanged in the Arrangement for the Corporation's Subordinate Voting Shares was $67.81 as compared with $137.25 for the S&P/TSX Composite Index.

 COMPARISON OF CUMULATIVE TOTAL RETURN FOR THE PERIOD FROM DECEMBER 31, 1998 TO
                               DECEMBER 31, 2003

                              [PERFORMANCE GRAPH]

                               DEC 31/98     DEC 31/99    DEC 31/00    DEC 31/01   DEC 31/02   DEC 31/03
                               ---------     ---------    ---------    ---------   ---------   ---------
TRIZEC CANADA INC.               100.00         75.00        73.58        81.57       38.18       67.81
S&P/TSX COMPOSITE INDEX          100.00        129.63       139.23       121.73      106.59      137.25

Trizec Canada Inc.

                             EXECUTIVE COMPENSATION

      The following table sets forth information concerning the compensation of those persons (the "Named Executive Officers") who were, as at December 31, 2003, the Corporation's Chief Executive Officer and its four other most highly compensated executive officers for services rendered by such persons to the Corporation and its subsidiaries during each of the last three financial years. Consistent with the Corporation's disclosure in the Annual Report, all amounts in the "Summary Compensation Table" are reported in United States dollars.

                           SUMMARY COMPENSATION TABLE

                                            ANNUAL COMPENSATION(1)                  LONG TERM COMPENSATION
                                   ----------------------------------------   --------------------------------
                                                                               SECURITIES UNDER
                                                              OTHER ANNUAL     OPTIONS GRANTED/
NAME AND PRINCIPAL POSITION         SALARY          BONUS    COMPENSATION(2)    SARs GRANTED(3)   SARs PAYOUTS      ALL OTHER
DURING 2003                  YEAR   (US$)           (US$)        (US$)                (#)             (US$)     COMPENSATION (US$)
---------------------------  ----  ---------      ---------  ---------------  ------------------- ------------  ------------------
Peter Munk                   2003  1,000,000(4)          --          --                --                 --              --
Chairman, President and      2002  1,000,000(4)          --          --                --                 --              --
Chief Executive Officer      2001    700,000      2,800,000          --                --                 --              --

Robert B. Wickham(5)         2003    232,060        428,418          --                --                 --              --
Senior Vice President,       2002    201,053        127,380          --                --                 --              --
Chief Financial Officer      2001    164,526         99,632       8,718                --            625,738(6)      453,826(7)
and Corporate Secretary

Colin J. Chapin              2003    196,358        303,463      10,353                --            206,796              --
Senior Vice President,       2002    165,595        286,606       8,598                --            211,834              --
Taxation                     2001    167,904        219,647       8,718                --            199,884              --

Luigi L. Favit(8)            2003    104,578        387,005       5,190                --            210,358         314,352
Senior Vice President        2002    173,237        308,808       8,598                --            211,834              --
and Controller               2001    175,356        260,417       8,718                --            199,884              --

Norman W.V. Purves           2003    208,497        107,105       9,639                --                 --              --
President, TrizecHahn        2002    185,975         79,613       8,598                --                 --              --
Tower General Partner Ltd.   2001    188,271         71,347       8,718                --                 --              --

Notes:

(1) Payments to all officers except Mr. Munk are denominated in Canadian dollars and reported at the following rates: 2003 -- 1.4005; 2002 -- 1.5701; and 2001 -- 1.5485. Mr. Munk's compensation is denominated in U.S. dollars and was paid to him in Canadian dollars at the fixed rate of
      1.5730 for each year.

(2) Perquisites and other personal benefits for Named Executive Officers do not exceed the lesser of Cdn $50,000 or 10% of total annual salary and bonus. All Other Annual Compensation consists of amounts contributed by the Corporation for Registered Retirement Savings Plan contributions.

(3) For the purpose of this table, SARs are the entitlements granted under the stock-linked bonus plan established in November 2000 described above in the Report on Executive Compensation. They are designed to provide non-U.S. recipients with the same economic result that U.S. participants received under an escrowed share grant program. Amounts shown in this column refer to options unless otherwise indicated.

(4) Commencing on May 8, 2002, Trizec Canada and Trizec Properties each paid a 50% share of Mr. Munk's Annual Compensation.

(5) For a brief period from June 2001 through April 2002, Mr. Wickham provided services to TrizecHahn as a consultant and all fees earned in that capacity have been included in salary.

(6) On May 31, 2001 when his employment was terminated, Mr. Wickham received an accelerated entitlement under the Corporation's stock-linked bonus plan.

(7) On May 31, 2001 when his employment was terminated, Mr. Wickham received a $453,826 severance payment.

(8) On June 30, 2003 when his employment was terminated, Mr. Favit received a $314,352 severance payment.

Trizec Canada Inc.

AGGREGATED OPTION/SAR/WARRANT EXERCISES DURING FINANCIAL YEAR ENDED DECEMBER 31,
             2003 AND FINANCIAL YEAR-END OPTION/SAR/WARRANT VALUES

                                                                                       VALUE OF UNEXERCISED
                                                          UNEXERCISED                      IN-THE-MONEY
                                        AGGREGATE     OPTIONS/SARs/WARRANTS           OPTIONS/SARs/WARRANTS
                       SECURITIES         VALUE      AT DECEMBER 31, 2003(1)         AT DECEMBER 31, 2003 (US$)
                       ACQUIRED ON      REALIZED    ---------------------------    -----------------------------
NAME                     EXERCISE         (US$)     EXERCISABLE   UNEXERCISABLE    EXERCISABLE     UNEXERCISABLE
----                   -----------      ---------   -----------   -------------    -----------     -------------
Peter Munk              1,000,000(2)(4) 2,086,035     350,000                         25,000               --
                                                      450,000(3)     100,000(3)                            --
Robert B. Wickham              --              --          --             --              --               --
Colin J. Chapin                --              --     160,000             --         167,750               --
Luigi L. Favit             56,250(4)      107,063      50,000             --          10,250               --
Norman W.V. Purves             --              --      50,000             --              --               --

Note:

(1) Amounts shown are in respect of Warrants, unless otherwise indicated. For the purpose of this table, SARs are the entitlements granted under the stock-linked bonus plan established in November 2000 described above in the Report on Executive Compensation.

(2) Of the 1,000,000 Warrants exercised in 2003, 173,006 shares of common stock of Trizec Properties were delivered to Mr. Munk. The remaining 826,994 shares issuable on the exercise of the Warrants were withheld by Trizec Properties in payment of the exercise price of $9.97 per share for the 1,000,000 Warrants.

(3)   Represents Trizec Canada options.

(4) Represents shares of Trizec Properties common stock acquired on the exercise of Warrants.

EMPLOYMENT CONTRACTS

      Robert Wickham

      The Corporation entered into an employment agreement with Mr. Wickham in May 2003 in conjunction with his position as Senior Vice President and Chief Financial Officer. The agreement provides that Mr. Wickham would be entitled to:
(a) an annual salary of Cdn$325,000 and an annual bonus of not less than Cdn$200,000, such amounts to be subject to review on an annual basis by the Compensation Committee and adjusted each year to reflect cost of living increases; (b) an annual discretionary bonus component to be determined by the Compensation Committee based upon specific accomplishments achieved during the year; and (c) a long-term incentive award of US$2,000,000 payable if the Corporation's available cash exceeds a set amount, subject to adjustment, at the earlier of (i) the sale or distribution of all or substantially all of the Corporation's assets, winding-up and/or or dissolution of the Corporation, and
(ii) December 1, 2007.

      In the event that Mr. Wickham's employment is terminated by the Corporation without cause or is terminated by Mr. Wickham following a change in control of the Corporation, Mr. Wickham will be entitled to (a) a payment representing pro-rated current salary and annual minimum bonus based on a predetermined schedule to a maximum of 12 months in 2007, and (b) the payment of the long-term incentive award and continuance of his benefits for a maximum period of 18 months. If Mr. Wickham voluntarily terminates his employment before December 2007, Mr. Wickham will be entitled to his salary and pro-rated minimum bonus up to the date of termination and to continuance of his benefits for a maximum period of 18 months. In the event that Mr. Wickham's employment is terminated with cause, Mr. Wickham will be entitled to receive payment of salary and benefits up to the date of termination.

      Colin Chapin

      The Corporation entered into an employment agreement with Mr. Chapin in December 2003 in conjunction with his position as Senior Vice President, Taxation of the Corporation. The agreement provides that Mr. Chapin

Trizec Canada Inc.

would be entitled to: (a) an annual salary of Cdn$300,000 and an annual bonus of not less than Cdn$225,000, such amounts to be subject to review on an annual basis by the Compensation Committee and adjusted each year to reflect cost of living increases; (b) an annual discretionary bonus component to be determined by the Compensation Committee based upon specific accomplishments achieved during the year; (c) a bonus amount of US$500,000 to be paid to Mr. Chapin in the year in which a specific project is completed; and (d) a long-term incentive award of US$1,000,000 payable if the Corporation's available cash exceeds a set amount, subject to adjustment, at the earlier of (i) the sale or distribution of all or substantially all of the Corporation's assets, winding-up and/or or dissolution of the Corporation; and (ii) December 1, 2007.

      With regard to Mr. Chapin's eventual termination, Mr. Chapin is entitled to a severance amount of 1.5 times his annual salary and annual bonus, such severance amount to be payable at any time upon request by Mr. Chapin. Upon payment of the severance amount, Mr. Chapin will not be entitled to any further payments other than the payments provided for in connection with the termination of his employment described below.

      In the event that Mr. Chapin's employment is terminated by the Corporation without cause or is terminated by Mr. Chapin following a change in control of the Corporation, Mr. Chapin will be entitled to (a) salary and pro-rated minimum bonus up to the date of termination, and (b) the payment of the long-term incentive award and continuance of his benefits for a maximum period of 18 months. If Mr. Chapin voluntarily terminates his employment before December 2007, Mr. Chapin will be entitled to his salary and pro-rated minimum bonus up to the date of termination and continuance of his benefits for a maximum period of 18 months. In the event that Mr. Chapin's employment is terminated with cause, Mr. Chapin will be entitled to receive payment of salary and benefits up to the date of termination.

      Luigi Favit

      TrizecHahn entered into an employment and termination agreement with Mr. Favit in June 2001, in conjunction with his position as Senior Vice President and Controller. The agreement provided that Mr. Favit would be employed through to December 31, 2002, and upon termination would be entitled to receive 1.5 times his annual salary and regular incentive bonus, to continue his benefits for a period of 18 months, and to the full vesting and payment of all entitlements under the Corporation's stock-linked bonus plan. In December 2002 the agreement was extended to June 30, 2003. Mr. Favit's employment with the Corporation terminated on June 30, 2003.

      Norman Purves

      TrizecHahn entered into an employment and termination agreement with Mr. Purves in November 2001, in conjunction with his position as President of TrizecHahn Tower General Partner Ltd. The agreement provided that Mr. Purves would be employed through to completion of the sale of the CN Tower, and upon termination would be entitled to receive 1.5 times his annual salary and regular incentive bonus and to continue his benefits for a period of 18 months. In addition, upon the completion of the sale of the CN Tower, the agreement provided that Mr. Purves would be entitled to discretionary bonuses. Mr. Purves' employment with the Corporation terminated on January 28, 2004.

                            COMPENSATION OF DIRECTORS

      Non-management members of the Board of Directors receive a fee of US$1,000 for each meeting of the Board of Directors, or any committee thereof, attended by such member as well as an annual fee of US$30,000.

      As at March 20, 2004, directors of the Corporation held options to purchase 679,750 Subordinate Voting Shares from the Corporation. The following directors held options to purchase Subordinate Voting Shares of the

Trizec Canada Inc.

Corporation in the amounts indicated following their respective names: H. L. Beck, 54,750; C.W.D. Birchall, 75,000; P. Munk, 550,000.

      On February 13, 2003, Gregory Wilkins resigned as a director of the Corporation in order to dedicate himself to a new position as President and Chief Executive Officer of Barrick Gold Corporation. In accordance with his June 2001 termination agreement with TrizecHahn which provided for his continued participation in the Corporation's stock-linked bonus plan for as long as he provided advice and consultation with respect to execution of the Arrangement and the disposition of certain real estate assets, upon his departure, Mr. Wilkins received a final payment in the amount of US$1,269,537 representing his remaining entitlement under the Corporation's stock-linked bonus plan.

DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION

      During 2003, the Corporation purchased insurance for the benefit of directors and officers of the Corporation and its subsidiaries against any liability incurred by them in their capacity as directors and officers. The premium for such insurance amounted to approximately US$200,000. The policy provides coverage to each director and officer of US$50 million in the policy year. If the Corporation becomes liable pursuant to the indemnification of directors and officers from and against any liability and cost in respect to any action or suit against them in respect of execution of their duties of office, the insurance coverage will extend to the Corporation; however, each claim will be subject to a deductible of US$250,000, except pollution and securities claims which carry a $500,000 deductible. In May 2002, the Corporation purchased a run off Directors' and Officers' Liability policy to cover past actions of the directors and officers as those actions relate to TrizecHahn business prior to the Arrangement. The policy has a limit of US$50 million and a one-time premium of US$1,147,500. Since exposure exists for both Trizec Canada's and Trizec Properties' directors and officers the cost of the policy was pro-rated, based on directors and officers exposed to risk, between the two companies. The policy expires on May 8, 2008.

                             APPOINTMENT OF AUDITORS

      Unless otherwise instructed, the persons named in the enclosed form of proxy intend to vote such proxy in favour of the re-appointment of PricewaterhouseCoopers LLP as auditors of the Corporation to hold office until the next annual general meeting of shareholders and authorize the directors to fix their remuneration. PricewaterhouseCoopers LLP was initially appointed as the auditor of Trizec Canada on March 11, 2002 and prior thereto was the auditor of TrizecHahn.

      Representatives of PricewaterhouseCoopers LLP will attend the Meeting and will have the opportunity to make a statement if they desire to do so and will respond to any appropriate questions.

      THE DIRECTORS UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP.

                            CONFIRMATION OF BY-LAW #1

      On January 1, 2004, the Corporation effected a short form vertical amalgamation with a wholly-owned subsidiary. Under the Canada Business Corporations Act, the by-laws of the Corporation prior to such amalgamation do not automatically continue following the amalgamation. As such, on January 1, 2004 the Board of Directors adopted, without change, as By-law #1 of the Corporation, the by-laws of the Corporation as in existence immediately prior to the amalgamation.

Trizec Canada Inc.

      Adoption of by-laws of the Corporation is subject to shareholder confirmation. This Meeting has been called, in part, to consider and, if thought fit, to approve with or without variation as an ordinary resolution a resolution (the "By-law Resolution"), the text of which is set out as Schedule C hereto, confirming By-law #1 of the Corporation.

      To be approved, this ordinary resolution must be passed by a simple majority of the votes cast at the Meeting. THE DIRECTORS UNANIMOUSLY RECOMMEND THAT THE SHAREHOLDERS VOTE "FOR" THE BY-LAW RESOLUTION. Unless instructed in the form of proxy to the contrary, proxies given pursuant to this solicitation by the management of the Corporation will be voted for the By-law Resolution.

                          PARTICULARS OF OTHER MATTERS

      Management knows of no other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted upon such matters in accordance with the best judgment of the person voting the proxy.

                 INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

      As referenced under "Report on Corporate Governance -- Management of the Board, its Committees and Management" above, in the first quarter of 2003 Trizec Canada sold its 50% interest in the operating assets of TriGranit to Ennaid. The sale generated total consideration to the Corporation of approximately (euro)127 million. THe Corporation's intention to dispose of these assets and use the proceeds to repay its debt and fund its overhead costs was described in the Management Information Circular dated March 13, 2002. The value of the operating assets estimated at that time was substantially the same as the proceeds realized upon completion of the sale. At the time of the sale, Ennaid owned an indirect 25% interest in TriGranit.

      The transaction was a related party transaction for Canadian securities law purposes because Peter Munk, the Chairman, President and Chief Executive Officer of Trizec Canada and William Birchall, a Trizec Canada director, control a company which provided 50% of the permanent financing required by Ennaid to complete the purchase of the TriGranit operating assets. That company is ultimately expected to have a 50% equity interest in the Ennaid subsidiary that purchased the operating assets.

      As discussed under "Report on Corporate Governance -- Management of the Board, its Committees and Management" above, the Board of Directors appointed an independent Special Committee to review the transaction and the Special Committee retained RBC to provide a fairness opinion with respect to the transaction. RBC was of the opinion that the consideration under the transaction is fair from a financial point of view to Trizec Canada. Based on its review of the transaction and the RBC fairness opinion, the Special Committee recommended to the Corporation's Board of Directors that it approve entering into the transaction.

                      AVAILABILITY OF DISCLOSURE DOCUMENTS

      The Corporation will provide to any person or company, upon request to the Corporate Secretary, a copy of:

      1. its latest annual information form, together with one copy of any document, or pertinent pages of any document, incorporated therein by reference, filed with the Director of the Ontario Securities Commission under the Prompt Offering Qualification System;

Trizec Canada Inc.

      2. its comparative financial statements filed under the Securities Act (Ontario) for the year ended December 31, 2003, together with the report of its auditors thereon, contained in its annual report; and

      3. the management information circular for its last annual and special meeting of shareholders.

                               DIRECTORS' APPROVAL

      The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board of Directors of the Corporation.

Toronto, Canada, April 30, 2004.

By Order of the Board of Directors

/s/ B. Wickham
ROBERT B. WICKHAM
Corporate Secretary

Trizec Canada Inc.

                                  SCHEDULE "A"

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

      Reporting issuers listed on the Toronto Stock Exchange (the "TSX") are required to describe their practices of corporate governance with reference to the non-compulsory guidelines adopted by the TSX. The board of directors of Trizec Properties has adopted its own corporate governance practices; the board of directors, committees and management of Trizec Properties act independently of the Corporation. Accordingly, the corporate governance practices adopted by the board of directors of the Corporation do not apply to Trizec Properties. A description of the Corporation's governance practices follows:

GUIDELINE 1 -- THE BOARD OF DIRECTORS SHOULD EXPLICITLY ASSUME RESPONSIBILITY FOR STEWARDSHIP OF THE CORPORATION

      The Board has responsibility for the stewardship of the Corporation. The Board monitors the financial performance of the Corporation and approves all significant decisions with a view to enhancing shareholder value.

GUIDELINE 1(a) -- THE BOARD OF DIRECTORS SHOULD ASSUME RESPONSIBILITY FOR THE ADOPTION OF A STRATEGIC PLANNING PROCESS

      The Board reviews and discusses a budget, business plans and strategies developed by management.

GUIDELINE 1(b) -- THE BOARD OF DIRECTORS SHOULD ASSUME RESPONSIBILITY FOR THE IDENTIFICATION OF PRINCIPAL BUSINESS RISKS AND ENSURING IMPLEMENTATION OF APPROPRIATE RISK MANAGEMENT SYSTEMS

      The Board requires management to keep it apprised of all significant developments and risks affecting the Corporation and its businesses. The Board expects management to provide it with reports on the Corporation's compliance with various legal requirements and internal control procedures and with additional reports if extraordinary situations arise. In addition, the Audit Committee of the Board is responsible for assessing financial risks and overseeing related risk management procedures.

GUIDELINE 1(c) -- THE BOARD OF DIRECTORS SHOULD ASSUME RESPONSIBILITY FOR SUCCESSION PLANNING, INCLUDING APPOINTING, TRAINING AND MONITORING SENIOR MANAGEMENT

      The Board considers succession planning for key senior management positions. The Compensation Committee of the Board is responsible for assessments of the executive officers of the Corporation.

GUIDELINE 1(d) -- THE BOARD OF DIRECTORS SHOULD ASSUME RESPONSIBILITY FOR COMMUNICATIONS POLICY

      The Corporation places great emphasis on its communications with shareholders, other participants in the capital markets and the media. In keeping with the desire to provide clear and accessible information to its stakeholders and the need to do so in accordance with applicable laws, the Corporation has adopted a formal external communications and disclosure policy. Pursuant to the policy, the Corporation provides information in public forums, and makes certain designated management spokespersons available to stakeholders to hear their concerns. As well, the Corporation provides numerous other avenues, through its website and toll-free investor relations line for example, for stakeholders to obtain information and to provide the Corporation with feedback.

      Material disclosure documents such as the annual report, management's discussion and analysis, the proxy circular, the annual information form and quarterly financial statements are reviewed and, where required, approved by the Board or one of its committees, in each case before they are distributed.

Trizec Canada Inc.

GUIDELINE 1(e) -- THE BOARD OF DIRECTORS SHOULD ASSUME RESPONSIBILITY FOR THE INTEGRITY OF INTERNAL CONTROL AND MANAGEMENT INFORMATION SYSTEMS

      The Board, through the Audit Committee, assesses the integrity of the Corporation's internal control and management information systems with the Corporation's auditor.

GUIDELINE 2 -- A MAJORITY OF DIRECTORS SHOULD BE "UNRELATED" (INDEPENDENT FROM MANAGEMENT AND FREE FROM CONFLICTS OF INTEREST)

      The Board is composed of six directors, of which three are considered by the Board to be unrelated. The Board has considered the relationship of each of the nominees for election as directors and has determined that, given the small size of the Board and the nature of the experience that each nominee brings, it is appropriate that three of the six nominees are unrelated to the Corporation.

      Peter Munk controls a majority of the votes for the election of directors attached to the outstanding shares of the Corporation and as such is considered the Corporation's significant shareholder as defined by the TSX's Corporate Governance Guidelines. As the Corporation's significant shareholder, Chairman, President and Chief Executive Officer, Peter Munk plays an important role in determining the strategic direction of the Corporation. The Board has considered the relationship of each of the directors to Peter Munk, and has determined that none of the directors could be considered to be related to the significant shareholder.

GUIDELINE 3 -- DISCLOSE FOR EACH DIRECTOR WHETHER HE OR SHE IS UNRELATED, AND HOW THAT CONCLUSION WAS REACHED

      Mr. Wickham is a member of management, Mr. Birchall ceased to be a member of management on March 31, 2001, and Mr. Munk is a member of management and is also the significant shareholder. None of the other three nominees for election as directors has any interest or any business or other relationship which could bring that director, in the view of the Board, within the definition of "related director". The Board considers the significance of any consulting or professional fees paid to the director or his firm when making this determination.

GUIDELINE 4 -- APPOINT A COMMITTEE OF OUTSIDE DIRECTORS RESPONSIBLE FOR APPOINTMENT OF NEW NOMINEES AND FOR ASSESSING DIRECTORS ON AN ONGOING BASIS

      The Compensation, Corporate Governance and Nominating Committee (the "Compensation Committee") considers candidates for appointment to the Board and, in connection therewith, the committee reviews the current composition of the Board and gives due consideration to qualified candidates having the appropriate variety of skills, backgrounds, geographical locations and life experience that will enhance the Board's composition.

      The committee is composed entirely of directors unrelated to either the Corporation or the significant shareholder.

GUIDELINE 5 -- IMPLEMENT A COMMITTEE PROCESS FOR ASSESSING THE EFFECTIVENESS OF THE BOARD OF DIRECTORS AS A WHOLE, ITS COMMITTEES AND THE CONTRIBUTION OF INDIVIDUAL DIRECTORS

      The mandate of the Compensation Committee includes assessing the effectiveness of the Board as a whole and the committees of the Board. The committee may also assess the contribution of individual directors if it considers this appropriate.

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GUIDELINE 6 -- PROVIDE ORIENTATION AND EDUCATION PROGRAMS FOR NEW RECRUITS TO
THE BOARD

      New nominees to the Board are provided with the necessary information about the Corporation, its businesses and the factors that affect its performance so that such nominees may properly discharge their duties.

GUIDELINE 7 -- EXAMINE THE SIZE OF BOARD OF DIRECTORS WITH A VIEW TO IMPROVING EFFECTIVENESS

      The Board has considered its size and effectiveness in consultation with the Compensation Committee, and has determined that it should be comprised of six directors. The Board believes that this number of directors is appropriate because it provides the Corporation with the benefit of the judgment of individuals with broad experience relevant to the Corporation's activities.

GUIDELINE 8 -- REVIEW ADEQUACY AND FORM OF COMPENSATION OF DIRECTORS IN LIGHT OF RISKS AND RESPONSIBILITIES

      At the Corporation's inception in May 2002, the Board established a compensation plan it considered appropriate for the risks and responsibilities of the directors. Compensation will be reviewed by the Compensation Committee on an annual basis.

GUIDELINE 9 -- COMMITTEES OF THE BOARD OF DIRECTORS SHOULD GENERALLY BE COMPOSED OF OUTSIDE DIRECTORS, A MAJORITY OF WHICH ARE UNRELATED

      The Audit Committee and the Compensation Committee are composed entirely of directors unrelated to either the Corporation or the significant shareholder.

GUIDELINE 10 -- APPOINT A COMMITTEE RESPONSIBLE FOR DEVELOPING AN APPROACH TO CORPORATE GOVERNANCE ISSUES

      The mandate of the Compensation Committee includes responsibility for developing the approach of the Corporation to corporate governance issues. The committee is monitoring recent initiatives in the areas of corporate governance and accountability, including the proposed new OSC Policy on best practice governance standards and guidelines and a new OSC Instrument on disclosure of governance practices. As these new provisions come into effect, the committee will consider the Corporation's governance practices and propose changes where appropriate.

GUIDELINE 11 -- THE BOARD OF DIRECTORS SHOULD DEVELOP POSITION DESCRIPTIONS FOR THE BOARD AND FOR THE CEO, INVOLVING THE DEFINITION OF LIMITS FOR MANAGEMENT'S RESPONSIBILITIES; THE BOARD OF DIRECTORS SHOULD APPROVE OR DEVELOP CORPORATE OBJECTIVES WHICH THE CEO IS RESPONSIBLE FOR MEETING

      The Board has not developed position descriptions for itself or for the Chief Executive Officer nor has it developed specific corporate objectives for the Chief Executive Officer. In the context of the nature of the Corporation's operations, it is believed that such individuals' respective responsibilities, and the corporate objectives of the Chief Executive Officer, are well understood.

GUIDELINE 12 -- ESTABLISH APPROPRIATE PROCEDURES TO ENABLE THE BOARD OF DIRECTORS TO FUNCTION INDEPENDENTLY OF MANAGEMENT

      The mandate of the Compensation Committee includes responsibility for developing procedures to permit the Board to meet without management present. Two of the six nominees for election to the Board are members of the Corporation's management; the remaining four nominees satisfy all requirements for a duly constituted meeting of the Board.

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GUIDELINE 13 -- ESTABLISH AN AUDIT COMMITTEE COMPOSED ONLY OF OUTSIDE DIRECTORS
WITH SPECIFICALLY DEFINED ROLES AND RESPONSIBILITIES

      The Audit Committee is composed entirely of directors unrelated to either the Corporation or the significant shareholder.

      The functions of the Audit Committee are to recommend an independent accounting firm to conduct an annual audit of the financial statements of the Corporation and to review with such firm the plan, scope and results of such audit. It is responsible for reviewing and recommending to the Board for approval the Corporation's annual and quarterly consolidated financial statements, Management's Discussion and Analysis of the financial results and also reviews and monitors the Corporation's system of internal controls. The Committee meets with management and with the Corporation's external auditors independently of management.

GUIDELINE 14 -- IMPLEMENT A SYSTEM TO ENABLE INDIVIDUAL DIRECTORS TO ENGAGE OUTSIDE ADVISORS AT THE CORPORATION'S EXPENSE

      To the extent that any director believes it is appropriate to engage an outside advisor in connection with that person's role as a director, the Compensation Committee is authorized to engage special advisors at the Corporation's expense.

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                                  SCHEDULE "B"

                 DIRECTORS EMPOWERED TO SET NUMBER OF DIRECTORS

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the directors of the Corporation are empowered to determine from time to time by resolution the number of directors of the Corporation and the number of directors to be elected at the annual meeting of the shareholders of the Corporation, within the minimum and maximum numbers provided for in the Articles of the Corporation.

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                                  SCHEDULE "C"

                            CONFIRMATION OF BY-LAW #1

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.    By-law #1 of the Corporation is hereby confirmed.

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